                                                     Filed by Remedy Corporation
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                             Subject Company: Remedy Corporation
                                                     Commission File No. 0-25494


                           Forward Looking Statements

This filing includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Remedy's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Remedy cautions you that any forward-looking information provided by or on behalf of Remedy is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products, rapid technological change and risk of product bugs. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Remedy's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Remedy does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.


The following is a list of Frequently Asked Questions and Answers to employees of Peregrine Systems, Inc. posted on its website on June 11, 2001.

Acquisition FAQs
--------------------------------------------------------------------------------

Q.  What is the agreement reached by Peregrine and Remedy?
A. Peregrine has signed an agreement to acquire Remedy, uniting two with complementary distribution channels, software applications, development environments and common views of the future. The completion of the transaction is subject to approval by Remedy's stockholders and governmental regulatory authorities, as well as other customary closing conditions. We expect it to close within the next three months.

Q.  What are the terms of the agreement?
A. The terms of the agreement were announced in the joint press release issued by Peregrine and Remedy, which is posted at www.peregrine.com and
                                                -----------------
    www.remedy.com.
    ---------------

Q.  How do the value propositions of the companies' software offerings differ?
A. Peregrine has traditionally addressed the needs of large enterprise customers with a suite of applications with extensive embedded workflows. Peregrine's value proposition emphasizes giving customers the benefits of best practice embedded within the product set. Remedy has promoted a different value proposition, centered on the concept of flexible and adaptable application development technology through its Action Request System(R) (AR System(R)).

Q. How will Remedy's Help Desk applications and Peregrine's Infrastructure Management solutions be positioned?
A. Enhancements to the Remedy Help Desk will be released as planned. As the flagship service management product for the small-to-midsize customer, the Remedy Help Desk will remain a long-term investment commitment. Customers can be assured of Peregrine's continued development of AR System Help Desk packages. At the same time, Peregrine's Infrastructure Management offering will be a flagship for the enterprise customers - large, global corporations with complex infrastructures.

Q.  Will the Remedy and Peregrine technology platforms be merged?
A. Over time, the core technical foundation of the two companies will be unified and the strengths of both will be combined to offer a comprehensive platform that offers customers the best of two different worlds: 1) the flexibility, adaptability and speed of

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    the AR System to build and customize applications; and 2) Peregrine's technology, including its open architecture and its B2B Integration suite (acquired from Extricity, Inc.) The intent is to create the strongest solution platform in the software industry, delivering rapid installations and return on investment (ROI).

A. How will Peregrine be selling the Remedy Help Desk and Peregrine Infrastructure Management solutions?
Q. As the flagship service management product for the small and midsize customer, the Remedy Help Desk will remain a long-term investment commitment. Customers can be assured of Peregrine's continued development of Help Desk packages. At the same time, Peregrine's Infrastructure Management suite -including SerivceCenter(R) - will continue to be the flagship for the enterprise customer, those large, global corporations with complex infrastructures. In addition, AssetCenter(R) will be the flagship asset management product for both the midsize and enterprise customer. This leverages the distinct product strengths and market positions of the two organizations.

Q.  Will any customers be required to move off their existing platforms?
A. No, there is no need or pressure for either Remedy or Peregrine customers to transition to new products or platforms. Peregrine will sustain Remedy's discipline in protecting the APIs of the AR System environment, as well as the Remedy Help Desk and other applications that sit on it.



Q. How will Peregrine's Infrastructure Management solutions be offered as enhancements for the Remedy Help Desk applications?
A. There is already considerable precedent in the market for integration of Remedy's Help Desk with Peregrine's AssetCenter, knowledge management (Knowlix) solutions and InfraTools(TM). Peregrine will continue to promote these integrations with the AR System-based Help Desk with Peregrine's Get-It solution set, which gives employees ready access to the knowledge, resources and services they need in their jobs.

Q.  What is planned for Remedy's ARS system?
A. The AR System is a highly flexible and adaptable development environment. Peregrine intends to continue to enhance the AR System, including the scheduled release of AR System 5.0. In addition, Peregrine intends to further enhance the AR System with its rapidly growing B2B process integration technology, assuring compatibility and an innovation path for the large Peregrine customer base. The B2B Integrator suite includes process integration, application integration, real-time document transformation and business catalog management software. The combined AR System architecture and Peregrine 's B2B Integrator suite will give customers a platform for developing Weblications that digitally connect processes inside the enterprise and across the firewall to supply chain relationships, customers and other stakeholders.

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

Q.  What will be the path for uniting development efforts?
A. Unified development efforts in the future will focus on bringing a fully Web-centric application development platform to market, unifying the best of the AR System with the best of Peregrine's Get-It Studio and the B2B Integration suite.

Q: How will the Remedy platform help Peregrine create new solutions in the future?
A: Peregrine has a track record for acquiring domain expertise and turning it into new solutions. With the addition of the Remedy platform (AR System), Peregrine will have unparalleled capabilities for rapidly creating new solutions and expanded value chains for its target customers.

Q.  How are the technologies from the two companies going to be integrated?
A. Integration will be facilitated and simplified with Peregrine integration technologies, which are part of its portfolio of solutions. In addition, many Peregrine Help Desk customers have already integrated Peregrine's AssetCenter,(R) Knowlix for WorkGroups and InfraTools.

Q. Will Peregrine continue to support Remedy's existing Help Desk customers and offerings?
A. As part of the Remedy Help Desk suite, Peregrine will support these Help Desk applications - Asset Management, Change Management, and SLA applications- as the flagship solutions for small and midsize customers. While Remedy customers will have the opportunity to integrate their applications with Peregrine s extensive solutions, there will be no pressure to transition. Peregrine will assume worldwide sales and support responsibility for the products. Peregrine IT Service Management and Customer Relationship Management customers will continue to receive support per their maintenance contracts and will be able to purchase additional licenses.

Q.  What is planned for Remedy's Customer Relationship Management (CRM) suite?
A. Customer extensions will be supported, along with current implementations and rollouts. In the future, Remedy's CRM applications will be focused around their strong customer support capabilities and the linkage to Peregrine's Infrastructure Management and B2B Relationship Management offerings. As with the other applications, the CRM product will be evolved to the new combined platform.

Q.  How has Peregrine grown as a company since founding?
A. Founded in 1981, the company is headquartered in San Diego, California, and has some 3,000 employees located in more than 80 offices worldwide. Peregrine helps organizations worldwide achieve frictionless business in managing the global infrastructures that support the work they do inside the company, while making it easy to connect electronically across the supply chain to other businesses outside the firewall. Its three lines of business include Infrastructure Management, Employee Relationship Management and B2B Relationship Management. These offerings all reduce costs, improve profitability, free up capital, and produce a lasting impact on the productivity of assets and people. Peregrine went public in 1997 and has grown at


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    a rate exceeding 75 percent a year, excluding the impact of acquisitions, since then. Its 46,000 customers include 92 percent of Fortune 500 companies.

Q.  How has Remedy grown since founding?
A. Founded in 1990, the company is headquartered in Mountain View, California, and has 1350 employees located worldwide. Remedy is a leading supplier of Information Technology Service Management (ITSM) and Customer Relationship Management (CRM) solutions, with Remedy products sold to more then 10,000 customer sites. Remedy's fast deployment programs and radical adaptability accelerate an organization's move to eBusiness as well as increasing the ability to continually differentiate from competitors. Remedy's customers continually improve both their customer interactions and their internal operations to raise satisfaction and lower costs. Remedy has grown at a CAG growth rate of 174% since 1990.

Q. Where can Peregrine and Remedy customers and partners seek additional information?
A.  Please call Peregrine at 800-632-6347 or visit www.peregrine.com.
                                                   -----------------
    Information from Remedy is available at www.remedy.com.
                                            --------------


                   Where You Can Find Additional Information

Investors and security holders of both Peregrine Systems, Inc. and Remedy are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement/registration statement (when it is available) and other documents filed by Peregrine and Remedy with the SEC at the SEC's Web site at http://www.sec.gov. The proxy statement/registration statement and these
   ------------------
other documents may also be obtained for free from Peregrine and Remedy.


In addition to the proxy statement/registration statement, Peregrine and Remedy file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Peregrine or Remedy at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.
           ------------------


                          Participants in Solicitation

Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Peregrine's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. This document is available free of charge at the SECs Web site at http://www.sec.gov and from
                                                 ------------------
Peregrine.

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.
                  ------------------


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